SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 16, 2006
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES REDEMPTION OF 8.875% CANADIAN ORIGINATED
PREFERRED SECURITIES
Calgary, Alberta, June 15, 2006 — Shaw Communications Inc. (TSX: SJR.B, NYSE: SJR) announced today that it has given notice of its intention to redeem all of its outstanding Cdn. $150 million 8.875% Canadian Originated Preferred Securities (the “Preferred Securities”), which are listed on the Toronto Stock Exchange under the symbol SJR.PR.A. The CUSIP number of the Preferred Securities is 82028K804.
The redemption date is July 17, 2006. The redemption price will be paid in cash and will be equal to 100% of the principal amount of the Preferred Securities plus accrued and unpaid interest thereon to, but excluding, the redemption date.
It is anticipated the trading of the Preferred Securities on the Toronto Stock Exchange will be halted as of the opening of trading on the redemption date and thereafter, the Preferred Securities will be delisted from the Toronto Stock Exchange at the close of trading on the redemption date.
This news release is for informational purposes only and is not an offer to buy any securities of Shaw Communications Inc.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunication services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca
403-750-4500